58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

November 6, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.

Registration Statement on Form F-1

Filed September 16, 2024CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 21, 2024 on the Company’s registration statement on Form F-1 filed on September 16, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 1 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 1 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Austin Bay Area Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 2	CONFIDENTIAL

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2024 and comparable financial information for the same period in 2023 and (ii) other information and data reflecting recent developments.

Form F-1 filed September 16, 2024

General

1.

In light of the six-month suspension of your auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC China”), by applicable Chinese authorities, please tell us how it may impact your filing and your plans moving forward in light of any developments, including whether the company is planning to continue using the audited financial statements and consent currently included in the registration statement, or what alternative plans are being made. For example, it is unclear what alternative plans are being considered and whether they may require authorization by the CSRC. Please continue to update us as applicable.

The Company respectfully advises the Staff, with additional details provided below in its responses to comments 2 and 4, that PricewaterhouseCoopers Zhong Tian LLP (“PwC Zhong Tian”) will continue to serve as its auditor.

Risk Factors, page 29

2.

We note your disclosure on page 46 related to risks stemming from service providers that may be subject to regulatory penalties or suspension or found in violation of any applicable rules and regulations. Please add a separately captioned risk factor discussing the fact that China’s finance ministry and securities regulator recently imposed a six-month suspension on your auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC China”). In addition, clarify and discuss the scope of the suspension, including:

•	the specific dates of the suspension;

•	if the suspension impacts your ability to consult with the auditor during the six- month period;

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 3	CONFIDENTIAL

•	if the suspension is expected to have any impact on your ability to make timely Exchange Act filings that require audits, such as your next 20-F;

•	whether the suspension is limited to PwC China or also impacts PricewaterhouseCoopers LLP, the firm listed on the consent filed as exhibit 23.1, or other affiliated entities, such as PwC Hong Kong;

•	whether there is a possibility the duration of the suspension could be extended beyond six-months or additional suspensions could be imposed on your auditor or its affiliate entities, and

•	other potential consequences of the suspension that are reasonably likely to have a material, adverse impact on you.

In response to the Staff’s comment, the Company has included additional risk disclosure on page 47 of the Amendment No. 1 to the Registration Statement. The Company also respectfully sets forth in the table below its responses to the Staff’s other requests in this comment:

Request: the specific dates of the suspension;

Response: On September 13, 2024, the Ministry of Finance of the People’s Republic of China (the “MoF”) and the China Securities Regulatory Commission (collectively referred to as “China regulators”) published the administrative penalties related to PwC Zhong Tian. Among others, the MoF imposed on PwC Zhong Tian a six-month suspension of certain of its business operations in mainland China under the Certified Public Accountants Law of the PRC (the “PRC CPA Law”). The CSRC itself did not impose a separate suspension on PwC Zhong Tian.

Request: if the suspension impacts your ability to consult with the auditor during the six month period;

Response: The Company has not encountered any issues in its consultations with PwC Zhong Tian and based on this, the Company does not believe the suspension will impact its ability to consult with PwC Zhong Tian during the six-month period.

Request: if the suspension is expected to have any impact on your ability to make timely Exchange Act filings that require audits, such as your next 20-F;

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 4	CONFIDENTIAL

Response: The administrative penalties are not expected to impact PwC Zhong Tian’s ability to timely issue the audit report under PCAOB auditing standards on the Company’s financial statements as of and for the year ending December 31, 2024, which will be included in the Form 20-F to be filed by the Company by April 30, 2025 after the suspension is lifted.

Request: whether the suspension is limited to PwC ZT or also impacts PricewaterhouseCoopers LLP, the firm listed on the consent filed as exhibit 23.1, or other affiliated entities, such as PwC Hong Kong;

Response: The suspension is limited to PwC Zhong Tian and does not extend to any other PwC legal entities.

Request: whether there is a possibility the duration of the suspension could be extended beyond six-months or additional suspensions could be imposed on your auditor or its affiliate entities, and

Response: The administrative penalties published by Chinese authorities do not indicate that the suspension would be extended beyond six-months or any additional suspension would be imposed. Neither PwC Zhong Tian nor the Company is aware of any indication that the suspension would be extended beyond six-months or any additional suspension would be imposed.

Request: other potential consequences of the suspension that are reasonably likely to have a material, adverse impact on you.

Response: The Company is not aware of any other potential consequences of the suspension that are reasonably likely to have a material, adverse impact on it. Please refer to the newly added risk disclosure on page 47 of the Amendment No. 1 to the Registration Statement for details.

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 5	CONFIDENTIAL

Description of Share Capital, page 202

3.

We note that you removed disclosure related to an exclusive forum provision from this section, while retaining bracketed disclosure about the risks stemming from the deposit agreement, including an exclusive forum provision beginning on page 86. Please provide disclosure about any exclusive forum provisions in your governing documents here or in another appropriate section. Please ensure that such disclosure clarifies whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company respectfully submits that its post-IPO memorandum and articles of association does not include an exclusive forum provision, which complies with Cayman corporate laws.

Experts, page 246

4.	We note the recent six-month business suspension imposed on your auditor, PricewaterhouseCoopers Zhong Tian LLP, by the Ministry of Finance in China.

Please provide us with an analysis explaining how this suspension impacts your auditor’s ability to provide an updated consent signed by PricewaterhouseCoopers Zhong Tian LLP or their ability to perform any other auditor-related work in connection with this registration statement during the period of suspension.

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 6	CONFIDENTIAL

The Company respectfully advises the Staff that it will separately submit its responses to this comment to the Staff on a confidential and supplemental basis.

Exhibit Index

Exhibit 23.1, page II-4

5.

We note your disclosure on page 246 that the financial statements included in the Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting. We also note that the audit report on page F-2 is signed by PricewaterhouseCoopers Zhong Tian LLP and that the exhibit index on page II-4 indicates the consent is provided by this same accounting firm. However, the consent filed as exhibit 23.1 is signed by PricewaterhouseCoopers LLP. Please explain the relationship between these two entities and how you determined it was appropriate for PricewaterhouseCoopers LLP to consent to a report that was issued by PricewaterhouseCoopers Zhong Tian LLP.

In response to the Staff’s comment, the Company respectfully submits that the consent filed as exhibit 23.1 included a clerical error which showed the consent was signed by PricewaterhouseCoopers LLP. The correct signatory is PwC Zhong Tian. The Company has included in the Amendment No.1 to the Registration Statement the updated consent signed by PwC Zhong Tian as the new exhibit 23.1.

6.

We note that the consent filed as exhibit 23.1 is signed by PricewaterhouseCoopers LLP located in Beijing, the People’s Republic of China. According to the PCAOB’s list of registered accounting firms, we were unable to identify a firm with this name at this location. Please explain this apparent inconsistency and revise as necessary.

In response to the Staff’s comment, the Company respectfully submits that the consent filed as exhibit 23.1 included a clerical error which showed the consent was signed by PricewaterhouseCoopers LLP. The correct signatory is PwC Zhong Tian. The Company has filed an updated consent signed by PwC Zhong Tian.

* * *

Division of Corporation Finance Office of Finance Securities and Exchange Commission November 6, 2024 Page 7	CONFIDENTIAL

If you have any questions regarding the Amendment No. 1 to the Registration Statement, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Justin You Zhou

Justin You Zhou

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Mengyu Lu, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP